FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on July 18, 2007

EXHIBIT 1

StealthGas Inc. Announces Pricing of Follow-On Public Offering

ATHENS, GREECE, July 18, 2007.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that its follow-on public offering of 7,200,000 shares of common stock, representing an increase of 1,200,000 shares from the originally proposed offering size, was priced at $18.00 per share.  In addition, the Company has also granted the underwriters a 30-day option to purchase up to an additional 1,080,000 shares of common stock to cover over-allotments, if any.

Proceeds from the offering are expected to be approximately $121.8 million or $140.1 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commission and the estimated offering expenses.  The Company intends to use the net proceeds of the offering to pay the remaining balance of the purchase price for five LPG carriers which the Company had previously agreed to acquire, repay outstanding indebtedness incurred to acquire certain vessels in the Company’s current fleet, and for general corporate purposes.

Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. acted as the joint bookrunning managers in the offering. Johnson Rice & Company L.L.C., Morgan Keegan & Company, Inc., DVB Capital Markets LLC and Scotia Capital (USA) Inc. acted as co-managers.

A registration statement on Form F-3 relating to these securities was declared effective by the Securities and Exchange Commission on July 5, 2007. This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations and Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
New York
Tel. 212-661-7566
E-Mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  July 18, 2007                    By:            /s/ Andrew J. Simmons

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Andrew J. Simmons

 Chief Financial Officer

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